Exhibit 5.1

August 30, 2022

Sonnet BioTherapeutics Holdings, Inc.

100 Overlook Center, Suite 102

Princeton, New Jersey 08540

Ladies and Gentlemen:

We have acted as counsel to Sonnet BioTherapeutics Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the offer and sale by the selling stockholders identified therein of up to 11,597,947 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). Such shares of Common Stock consist of:

(i)	7,654,642 shares of Common Stock (the “Series 3 Conversion Shares”) issuable upon conversion of 22,275 shares of the Company’s Series 3 Convertible Preferred Stock (the “Series 3 Preferred Stock”), stated value $100 per share, which are currently issued and outstanding;

(ii)	77,323 shares of Common Stock (the “Series 4 Conversion Shares”) issuable upon conversion of 225 shares of the Company’s Series 4 Convertible Preferred Stock (the “Series 4 Preferred Stock”), stated value $100 per share, which are currently issued and outstanding; and

(iii)	3,865,982 shares of Common Stock (the “Warrant Shares”) issuable upon exercise of certain warrants to purchase Common Stock (the “Warrants”), which are currently issued and outstanding.

In connection with rendering this opinion, we have examined the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of the Company, the Certificate of Designation of Preferences, Rights and Limitations of the Series 3 Preferred Stock, the Certificate of Designation of Preferences, Rights and Limitations of the Series 4 Preferred Stock, the forms of the Warrants, and such other corporate records, agreements, documents and instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and we have made such inquiries of such officers and representatives, as we have deemed necessary or appropriate for the purposes of this opinion.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity of original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

1.	when issued in accordance with the terms of the Series 3 Preferred Stock, the Series 3 Conversion Shares will be duly authorized, validly issued, fully paid and non-assessable;

2.	when issued in accordance with the terms of the Series 4 Preferred Stock, the Series 4 Conversion Shares will be duly authorized, validly issued, fully paid and non-assessable; and

3.	when issued in accordance with the terms of the Warrants, the Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the corporate laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of a copy of this opinion letter as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Lowenstein Sandler LLP
Lowenstein Sandler LLP